UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KINDRED HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.25 par value per share

(Title of Class of Securities)

494580103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

with a copy to:

Steven E. Siesser, Esq.

Lawrence M. Rolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 204-8688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,776,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,776,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,776,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.41%*
14.	Type of Reporting Person PN, IA

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,776,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,776,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,776,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.41%*
14.	Type of Reporting Person OO, HC

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Leveraged Capital Structures Fund Ltd. (I.R.S. Identification No. 98-0513519)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,783,953
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,783,953
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,783,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 6.33%*
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Distressed Value Master Fund Ltd. (I.R.S. Identification No. 98-0682414)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 910,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 910,251
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 910,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 1.00% *
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tasman Fund LP (I.R.S. Identification No. 36-4725474)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 0.0% *
14.	Type of Reporting Person PN

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Cavalry Fund Ltd. (I.R.S. Identification No. 98-1401173)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 82,398
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 82,398
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 0.09% *
14.	Type of Reporting Person CO

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

CUSIP No. 494580103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,776,602
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,776,602
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,776,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 7.41%*
14.	Type of Reporting Person IN

*Based on a total of 91,413,775 shares of Common Stock outstanding as of January 31, 2018, as set forth in the Issuer's most recent Form 10-K filed March 1, 2018. Includes 5,783,953 shares of Common Stock owned by Brigade Leveraged Capital Structures Fund Ltd., 910,251 shares of Common Stock owned by Brigade Distressed Value Master Fund Ltd. and 82,398 shares of Common Stock owned by Brigade Cavalry Fund Ltd.

Explanatory Note

This Amendment No. 3 ("Amendment No. 3") relates to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc. (the "Issuer"). This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 27, 2017 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1, filed February 1, 2018 ("Amendment No. 1"), and Amendment No. 2, filed March 9, 2018 ("Amendment No. 2"). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

DSTR used approximately $3,688,710.90 (excluding brokerage commissions) of the working capital of DSTR to purchase the shares of Common Stock reported in this Amendment No. 3, EQTY used approximately $96,181.50 (excluding brokerage commissions) of the working capital of EQTY to purchase the shares of Common Stock reported in this Amendment No. 3, and LCS used approximately $18,908,016.50 (excluding brokerage commissions) of the working capital of LCS to purchase the shares of Common Stock reported in this Amendment No. 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following after the seventh paragraph thereof:

On March 19, 2018, Brigade delivered another letter to the Issuer's CEO and Board (the "March Letter") (i) reaffirming its opposition to and intention to vote against the Merger, (ii) detailing its disagreement with the report published by Institutional Shareholder Services ("ISS") on March 16, 2018 recommending a vote for the Merger ("ISS Report") and (iii) urging the other Issuer stockholders to vote against the Merger. In the March Letter, Brigade also urges the Board and management to conduct a self-evaluation and refresh its ranks.

The March Letter notes that by rushing headlong into a sale, the Board has failed to capitalize on numerous opportunities to maximize value in an improving business and regulatory environment. The March Letter also cites the suspicious timing of the downward revisions to the Issuer's projections which -- given senior management's contemporaneous negotiation of future employment agreements with the Consortium -- raises serious questions about management's motivations in forcing the Merger. While Brigade had hoped that the Issuer's proxy materials would answer these questions and give the critical details necessary to justify a $9.00 per share merger price, those materials fail to provide any analysis to justify the revisions to the projections. Additionally, the March Letter notes ISS's cited concerns in the ISS Report regarding Issuer's sales process and lack of a premium offered in the Merger, as well as ISS's assessment that "the acquirer group has the potential to earn a substantial return on its investment." For these and the other reasons set forth in the March Letter, Brigade advised the Issuer that it continues to believe the Merger is not in the best interests of the Issuer's stockholders and intends to vote against it, and Brigade urges other stockholders to do the same. Brigade also stated in the March Letter that, should Issuer's stockholders reject the Merger, it expects the Issuer and the Board to begin an orderly transition to new leadership via a prompt board refresh and thorough review of the Issuer's senior leadership and strategic direction, aided by the numerous favorable regulatory developments highlighted in the March Letter.

The foregoing description of the March Letter is qualified in its entirety by reference to the March Letter, a copy of which is filed herewith as Exhibit B and is incorporated by reference herein.

Item 4 of the Schedule 13D is hereby further amended by deleting the last paragraph of the Initial Schedule 13D and substituting the following in lieu thereof:

Brigade reserves the right to change its intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D (other than subparagraph (d) of Item 4). Brigade may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D (other than subparagraph (d) of Item 4), to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a) As of March 20, 2018, Brigade beneficially owns 6,776,602 shares of Common Stock of which 5,783,953 shares of Common Stock are owned by LCS, 910,251 shares of Common Stock are owned by DSTR and 82,398 shares of Common Stock are owned by EQTY, representing approximately 7.41% in the aggregate, and 6.33%, 1.00% and 0.09% by LCS, DSTR and EQTY, respectively, of the issued and outstanding shares of Common Stock as of January 31, 2018, as set forth in the Issuer’s most recent Form 10-K filed March 1, 2018.

On November 6, 2017, LCS entered into a call option agreement (the "Listed Equity Call Option Agreement") with Credit Suisse pursuant to which LCS acquired a call option that gives LCS the right to purchase 500,000 shares of Common Stock for an exercise price of $7.50 per share (the "Listed Equity Call Option"). On March 20, 2018, LCS exercised its right to purchase all shares under the Listed Equity Call Option Agreement.

In January, 2018, LCS entered into a series of call option agreements (collectively, the "2018 OTC Equity Call Option Agreement") with Nomura Securities International Inc. pursuant to which LCS acquired call options that give LCS the right to purchase up to 600,000 shares of Common Stock in the aggregate at an exercise price of $7.50 per share (the "2018 OTC Equity Call Option"). On March 20, 2018, LCS exercised its right to purchase all shares under the 2018 OTC Equity Call Option Agreement.

(b) Brigade, as the investment manager of LCS, DSTR and EQTY, has the shared power to vote and dispose of the 6,776,602 shares of Common Stock described in the Amendment.

(c) Schedule I annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since March 9, 2018, the filing date of Amendment No. 2. All such transactions were effected in the open market. Except as described in this Amendment No. 3, during the period from March 9, 2018 through and including March 20, 2018, there were no other purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d) To the knowledge of the Reporting Persons, no other person named or incorporated by reference in Item 2 of the Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of March 20, 2018

Exhibit B: Letter from Brigade to the Board of Directors of the Issuer, dated March 19, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Donald E. Morgan, III
Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.25 par value per share, of Kindred Healthcare Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such amendment number 3 to Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of March 20, 2018.

March 20, 2018	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Donald E. Morgan, III
Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Managing Member

Brigade Leveraged Capital Structures Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Brigade Distressed Value Master Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

Tasman Fund LP

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Managing Member of its General Partner

Brigade Cavalry Fund Ltd.

By:	/s/ Donald E. Morgan, III
Name:	Donald E. Morgan, III
Title:	Director

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit B

March 19, 2018

Benjamin A. Breier

President and Chief Executive Officer

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Re:	Acquisition of Kindred Healthcare by TPG Capital, LLC, Welsh, Carson, Anderson & Stowe and Humana Inc. for $9.00 per Share

Dear Mr. Breier:

As you know, we are long-term shareholders of Kindred Healthcare, Inc. ("Kindred" or the "Company"). Funds managed by us presently own 5.7% of the outstanding shares of Kindred's common stock.

We write to express our continued opposition to the proposed acquisition of Kindred by TPG, WCAS and Humana. For the reasons set forth in our December 27, 2017 open letter, and in light of the Board's inadequate and misleading proxy disclosures, we intend to vote against the proposed acquisition and urge other Kindred shareholders to do the same.

We are aware that Institutional Shareholder Services ("ISS") issued their report on March 16, 2018, recommending a vote for the proposed transaction. We think it is telling that ISS highlights concerns over the sales process and the lack of premium offered in the proposed transaction, and that ISS believes at the current $9 per share purchase price "the acquirer group has the potential to earn a substantial return on its investment." We respectfully disagree, however, with ISS's apprehension about Kindred remaining independent and its recommendation to Kindred shareholders to accept this inadequate transaction. ISS acknowledges our point that the "Board could have negotiated a better deal for shareholders, especially after CMS decided not to move forward with its proposal to reduce reimbursement rates." ISS, however, appears to place undue weight on management's and the Board's self-interested view that remaining independent outweighs the risks of rewarding Kindred's existing shareholders by navigating the regulatory environment and managing the Company's capital structure. Management has highlighted on numerous investor conference calls that Kindred has made substantial progress moving past the distractions associated with its business unit restructuring and the complicated divestiture of its skilled nursing facilities. Building on that positive momentum and factoring in the improved regulatory and tax environment, Kindred is positioned to remain a strong standalone company, with the tools to drive improved cash flow and significant incremental value for its existing shareholders. Furthermore, as we discuss below, we think it is important for management to explain to its shareholders (and ISS) why it made a series of downward adjustments to the financial forecast used in the fairness analysis and discuss in detail how the Tax Cuts and Jobs Act of 2017 is expected to positively impact Kindred's unleveraged free cash profile (which was not used in the fairness opinion analysis) going forward.

The Ill-Timed Sale Short-Changes Stockholders and Transfers Significant Value to
the Buyers

In our December 27 letter, which went unanswered, we implored the Board to reconsider its ill-timed and value-minimizing decision to sell. Rather than consummate a sale that harms shareholders, Kindred should instead focus its efforts on its repeatedly stated goal to investors
– generating shareholder value as an independent going concern. The Company has ample liquidity, a flexible capital structure and is on a path to generate significant core free cash flow from continuing operations and deleverage its balance sheet. Significant disruptions, like the now-moot CMS Home Health Groupings Model ("HHGM") Proposal and the one-time effects of Hurricanes Harvey and Irma in the third quarter of 2017, are in the rear-view mirror. The Company shed its low-multiple Skilled Nursing business, the full economic benefits of which have yet to be recognized. And a restructured captive insurance entity has freed up over $280 million to pay down debt and strengthen the balance sheet.

Against this backdrop, the 27% premium over Kindred's 90-day VWAP as of December 15, 2017 is highly misleading, and certainly does not justify a $9 per share valuation. The market price of Kindred's stock in the three months prior to December 15 was totally unmoored from the Company's intrinsic value. The downward pressure on the Company's stock price, as Kindred completed its restructuring and weathered temporary headwinds, only fully dissipated late last year, and Kindred is positioned for significant stock price appreciation. This is the story management has been articulating to investors for the last two years, further illustrated by the fact that the Company's stock price closed at $8.60 per share the last trading day before the transaction was announced, and has consistently traded above $9 ever since (closing at $9.45 per share last Friday).

By rushing headlong into a sale, the Board has missed out on numerous opportunities to maximize value in an improving business and regulatory environment.

•	Most critically, the Board and management did not go back to the bargaining table following CMS's decision to not finalize the HHGM Proposal, removing a significant overhang. We view this as an abrogation of the Board's basic duty to secure maximum value for Kindred's existing shareholders.
•	Meanwhile, the Bipartisan Balance Budget Act of 2018 ("BBA") significantly improves the Company's near-term earnings visibility and provides Kindred with additional time and flexibility to minimize disruption caused by regulatory policy changes. As a result, the BBA reduces risk and drives incremental shareholder value. But the proposed transaction was approved and announced shortly before the BBA was signed into law.
•	The Board also seems willing to ignore the significant positive impact the Tax Cuts and Jobs Act of 2017 (the "Tax Bill") is expected to have on Kindred's go-forward cash flow and, in turn, value. The Company's own supplemental proxy, issued on March 6, illustrates that Kindred's unlevered free cash is expected to increase by over $50 million per year as a result of the Tax Bill. The supplemental proxy also makes clear, however, that this materially improved unleveraged free cash flow forecast was not used in the fairness analysis performed to evaluate the proposed transaction.

•	Tellingly, since December 15th (the last trading day before news of the transaction was released), valuations of Kindred's publically traded Homecare- and Facilities-focused peers have increased materially. Assuming Kindred's stock price had not been artificially constrained by the proposed transaction and instead was able to fully realize the benefits of the improved regulatory and tax environment now buoying its publically traded peer group, Kindred stock could trade in the mid-teens when evaluated in a similar manner.[1]

By failing to capitalize on these and other material positive developments, the Board is passing on to the buyers meaningful value that rightly belongs to Kindred's shareholders. This lack of effort on behalf of Kindred's owners is disappointing in light of the Company's repeated promises that long-term shareholders would be rewarded for their loyalty, as Kindred put its restructuring behind it and turned the corner into 2018. If the proposed transaction is approved on March 29, stockholders will be left with nothing more than $9 per share and these hollow promises.

Convenient Downward Revisions to Kindred's Projections Raise Questions
about Management's Motivation, Which the Company's Pre-Merger
Disclosures Fail to Address, Let Alone Answer

We expressed hope on December 27 that the Company's proxy materials would give the critical details necessary to justify a $9 per share sale price. Having reviewed these proxy materials in detail, however, it is now clear that the case for selling the Company is even weaker than we first believed.

We are most troubled by management's conveniently timed December 15, 2017 decision to include several downward adjustments to the Company's five-year forecast that was provided to Kindred's financial advisors as a basis for their fairness analyses. This occurred shortly after management began negotiating their go-forward employment contracts with the buyer group. But it also occurred after CMS decided not to finalize its HHGM Proposal. The tension is obvious. With perhaps the Company's strongest headwind removed, it would be reasonable to revise future projections upwards, in an attempt to secure more value from a sale. But the opposite happened. Then, after these downward revisions, management also recommended or approved the use of several additional conservative assumptions in the fairness opinions analysis, including treating stock option expenses as cash, equating (contrary to guidance) depreciation to CapEx, and using a terminal growth rate below inflation and the compound annual growth rate of the business during the 2017-2022 period, even with the above-noted downward adjustments already incorporated into the forecast. The proxy materials provide no explanation or discussion of the drivers behind this bleak outlook.

Because the proxy materials do not disclose any analysis to justify these revised assumptions, we are left to wonder whether management with newfound skin in the game had an incentive to incorporate a more pessimistic outlook into the financial projections to support a $9 per share valuation. The silence in the proxies is deafening, particularly in light of the fact that the proxies also do not disclose senior management's go-forward compensation and employment agreements with the acquirers. Given the suspicious timing, and with management's incentives divorced from the shareholders' interests, the Company needs to (at a minimum) make significant additional disclosures regarding management's fresh conservatism, including the key assumptions provided by management in forecasting the future performance of the Company's major business segments. Shareholders also deserve to know how, if at all, members of senior management with a role in the successor companies are rolling their stock and getting paid going forward, if these executives are at the same time telling Kindred's owners to be happy with $9 per share. Without this information, it is simply impossible for us, or any other Kindred shareholder, to cast an informed vote in favor of the transaction.

_______________________________
[1] Uses data from Bloomberg and assumes an increase in Kindred's enterprise value in line with the average percent change in enterprise value for the Company's Homecare (Addus Homecare, Amedisys, Chemed and LHC Group) and Facilities (Encompass Health, Ensign Group, and Select Medical Holdings) focused peer group, weighted by the proportional pre-corporate core segment adjusted operating income contribution to Kindred from these business segments.

The proxy also fails to disclose critical information about the process put in place to protect against a conflicted Kindred director who is also affiliated with TPG. We are presently pursuing expedited discovery in the Delaware Court of Chancery to evaluate this conflict and whether it undermined the Board's sales process and/or prevented the Board from maximizing price. We emphasize here that filing suit was not our preferred path, nor is shareholder activism our preferred strategy. But we have a responsibility to our investors to protect them from what we see as clear consequences of the Board's breaches of its fiduciary duties, including in connection with a potential debilitating conflict.

Reject the Proposed Transaction and Request that the Board Immediately
Begin a Reconstitution Program

In light of this ill-timed transaction that plainly and materially undervalues the Company, we urge Kindred shareholders to reject $9 per share and vote against the transaction. The Company is poised for improved growth and stronger free cash flow generation, which can be used to deleverage and drive material share price appreciation. Kindred has ample liquidity, no near-term funded debt maturities, and will have the ability to refinance its relatively high-cost-fixed-rate debt (and can thus avoid paying the significant early redemption penalties that are contemplated and factored into the proposed transaction). Furthermore, there is a $5 to $6.64 per share cost related to splitting up the Company (as set forth in the proxy materials) – which the buyers will incur if the merger is consummated and therefore will have surely factored into their valuation of Kindred when coming up with the $9 per share bid – which will be avoided by voting against the transaction. These cost savings will drive immediate shareholder value.

* * * * *

Should shareholders reject the proposed transaction, we expect the Company and the Board to begin an orderly transition to new leadership via a prompt board refreshment program and thorough review of the Company's senior leadership and strategic direction, aided by the numerous favorable regulatory developments highlighted in this letter. We believe the Board should conduct its own thoughtful evaluation of its membership. The Board should nominate directors who rightly focus on creating meaningful, rather than lackluster, shareholder value, and who engage and then mandate a capable management team that believes in and can execute upon the strategic direction outlined by the Company over the last two years. Indeed, the Board is obligated by its fiduciary duties to nominate candidates who possess these characteristics and who are qualified to steward the Company in this strategic direction. And, it is up to us, as the very essence of corporate democracy, to exercise our franchise as shareholders by voting in support of candidates we deem qualified.

The Board needs new perspectives and additional focus on holding senior leadership accountable for performance, relative to reasonable Board-approved expectations. Improved investor communication coupled with execution against clearly defined clinical quality and financial targets will drive material shareholder value and serve to increase the attractiveness of Kindred to potential business partners and/or acquirers at a more appropriate time and at a valuation that more accurately reflects Kindred's present business and bright future prospects.

Rejecting the proposed transaction and taking a fresh look at Kindred leadership is the only step open to Kindred shareholders to ensure that their interests are protected. We would embrace the opportunity to open a dialogue with the Board about these issues, and welcome any questions directly from any member of the Board.

Kind regards,

/s/ Donald E. Morgan, III

Donald E. Morgan, III

cc: The Board of Directors

Schedule I

Transactions in Common Stock by Reporting Persons

The following table sets forth all transactions in the Common Stock effected since March 9, 2018, the filing date of Amendment No. 2, by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Reporting Person	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
3/19/2018	DSTR	Common Stock	300	0	$9.15
3/19/2018	DSTR	Common Stock	21,994	0	$9.10
3/19/2018	DSTR	Common Stock	100,000	0	$9.20
3/20/2018	DSTR	Common Stock	49,680	0	$9.25
3/20/2018	DSTR	Common Stock	77,706	0	$9.25
3/20/2018	DSTR	Common Stock	150,000	0	$9.25
3/20/2018	LCS	Common Stock	752,296	0	$9.25
3/20/2018	LCS	Common Stock	399,922	0	$9.25
3/20/2018	EQTY	Common Stock	10,398	0	$9.25
3/20/2018	LCS	Common Stock	500,000*	0	$7.50
3/20/2018	LCS	Common Stock	600,000^	0	$7.50

* Shares purchased pursuant to Listed Equity Call Option Agreement option exercise.

^ Shares purchased pursuant to 2018 OTC Equity Call Option Agreement option exercise.